Exhibit 99.1

SMART Technologies Inc.

ANNUAL INFORMATION FORM

For the fiscal year ended

March 31, 2012

Date: June 22, 2012

General Interpretation Matters

Unless the context otherwise requires, all references to the “Company,” “SMART,” “SMART Technologies,” “we,” “our,” “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2012, we mean our fiscal year ended March 31, 2012. All references to “$” and “dollars” in this Annual Information Form (“AIF”) mean United States (“U.S.”) dollars, unless otherwise indicated.

Special Note Regarding Forward-Looking Statements and Industry Data

Some of the statements in this AIF may include forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and to the technology product industry and business, demographic and other matters in general. Statements that include the words “expanding,” “expect,” “increase,” “intend,” “plan,” “believe,” “project,” “estimate,” “anticipate,” “may,” “will,” “continue,” “further,” “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, the following:

•	Competition in our industry

•	Reduced spending by our customers due to changes in the spending policies or budget priorities for government funding

•	Our ability to successfully execute our strategy to grow in the business and government markets

•	Our ability to grow our sales in foreign markets

•	Our ability to enhance current products and develop and introduce new products

•	The development of the market for interactive learning and collaboration products

•	Possible changes in the demand for our products

•	Our ability to maintain sales in developed markets that are more saturated

•	The potential negative impact of product defects

•	Our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights

•	Third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us

•	Our ability to manage our business operations to create and sustain future growth effectively

•	Our ability to protect our brand

•	Our ability to obtain components and products from suppliers on a timely basis and on favorable terms

•	The reliability of component supply and product assembly and logistical services provided by third parties

•	Our ability to establish new relationships and to build on our existing relationships with our dealers and distributors

•	Our ability to manage risks inherent in foreign operations

•	The potential of increased costs related to future restructuring and related charges

•	Our ability to integrate the operations of the various businesses we acquire

•	The potential negative impact of system failures or cyber security attacks

•	Our ability to manage, defend and settle litigation

•	Our ability to manage cash flow, foreign exchange risk and working capital

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. The foregoing list should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this AIF, including “Risk Factors.” Although we believe that the assumptions inherent in the forward-looking statements contained in this AIF are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Unless otherwise indicated, information contained in this AIF concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share is based on information from independent industry organizations such as Futuresource Consulting Ltd. (“Futuresource”), other third-party sources (including industry publications, surveys and forecasts) and management estimates. The Futuresource report used in this AIF is the Interactive Whiteboards and Interactive Flat Panel Displays in the Education and Corporate Sectors: Quarterly Insight, Quarter 1, May 21, 2012. Interactive display in the Futuresource report collectively refers to the product categories of interactive whiteboards and interactive flat panels.

Unless otherwise indicated, management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us from such data and our knowledge of such industry and markets, which we believe to be reasonable. Our internal research has not been verified by any independent source, and we have not independently verified any third-party information. While we believe the market position, market opportunity and market share information included in this AIF is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by independent industry analysts and third-party sources and by us.

Corporate Structure

The Company was incorporated under the Business Corporations Act (Alberta) (“ABCA”), on June 11, 2007. On February 26, 2010, we changed our name from SMART Technologies (Holdings) Inc. to SMART Technologies Inc.

On May 13, 2010, our board of directors (the “Board of Directors”) approved a reorganization of the capital of the Company, described under “2010 Corporate Reorganization.” As part of this reorganization, SMART Technologies Inc. amalgamated with School Amalco Ltd. on June 8, 2010 to form an amalgamated corporation pursuant to the ABCA, which continued under the name SMART Technologies Inc.

Our principal executive office and registered office are located at 3636 Research Road NW, Calgary, Alberta, Canada, T2L 1Y1.

Intercorporate Relationships

The Company has one direct material subsidiary, SMART Technologies ULC, which is wholly owned by the Company. With the exception of one non-material entity, SMART Technologies ULC is the parent company of our domestic and international subsidiaries, all of which are wholly owned, directly or indirectly, by SMART Technologies ULC.

Material subsidiaries of the Company include the following:

Name of Subsidiary	Ownership	Jurisdiction of Incorporation or Organization
SMART Technologies ULC	Direct	Alberta, Canada
SMART Technologies Corporation	Indirect	Delaware, U.S.
SMART Bricks and Mortar Inc.	Indirect	Alberta, Canada
SMART Technologies NW Holdings Limited	Indirect	New Zealand

General Development of the Business

Since the Company was co-founded in 1987 by David Martin and Nancy Knowlton, our Chairman and Vice Chair, respectively, SMART Technologies has become the leading provider of collaboration solutions that change the way the world works and learns and is the global leader in the interactive display product category.

Product and business developments that have influenced the general development of the Company’s business over the last three fiscal years are as follows:

Fiscal 2012

In August 2011, we announced the transfer of the remainder of our interactive display assembly operations from our leased facility in Ottawa, Canada, to existing contract manufacturers. This decision reflected our ongoing strategy to reduce costs in all areas of our operations. The transition was completed by March 31, 2012.

Our Board of Directors approved a share repurchase program and normal course issuer bid for the purchase and cancellation of up to 4,000,000 of our Class A Subordinate Voting Shares in August 2011. By March 31, 2012, we had repurchased for cancellation 2,327,486 Class A Subordinate Voting Shares at an average price of $4.19 per share for a total purchase price of $9.8 million.

In July 2011, we entered into an agreement with a contract manufacturer to assemble SMART Board® interactive whiteboards in China, for customers in the Asia region and Russia.

The Company also made significant debt repayments in fiscal 2012. During fiscal 2012, the remaining balance of $45.0 million of the Second lien facility was repaid.

In fiscal 2012, SMART introduced the following new product offerings and features:

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Fifth-generation interactive whiteboard system – The new interactive whiteboard system features the ultra-short-throw standard SMART UF75 or widescreen SMART UF75w projectors and is available with the SMART Board 400i, 600i and 800i series. Launched spring 2011.

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SMART Podium™ 500 series interactive pen display – The display provides the functionality of a SMART Board interactive whiteboard, optimized for individual use, and enables business users and educators to turn any work area or classroom into an interactive collaboration space. Launched fall 2011.

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Four new models of collaboration systems for business (the SMART Board 885ixe, 885ie, 880ie and 8070ie appliance-based interactive displays) – These systems offer users the full functionality of writing on an interactive whiteboard, browsing the Web, viewing PDF files and engaging in remote and local collaboration without the need for a dedicated in-room computer. A built-in appliance in each of the systems provides an intuitive, walk-up-and-use experience, enabling users to quickly start their meetings. Launched fall 2011.

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SMART Board interactive overlay – The overlay can be added to numerous LCD or plasma flat-panel displays to enable touch and ink interactivity. Features SMART’s patented DViT® (Digital Vision Touch) technology. Launched fall 2011.

•	SMART Notebook™ 11 collaborative learning software – Version 11 offers new features for enhanced interactivity, creativity and efficiency. Launched spring 2012.

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LightRaise™ 40wi interactive projector – The LightRaise projector is a pen-enabled, ultra-short-throw projector that can turn nearly any surface into an interactive learning space. The projector offers educators an affordable option for making classrooms interactive. It can produce screen sizes up to 100” (254 cm) in a widescreen format, making it a flexible product for nearly any classroom or collaboration space. Launched spring 2012.

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Freestorm™ visual collaboration solutions, a set of comprehensive business products that combines industry-leading interactive displays, powerful collaboration software and dispersed collaboration options. In addition to the four new models of interactive displays listed above, the Freestorm systems can include the following:

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SMART Board 8055i interactive flat panel – A commercial-grade, high-definition LCD flat-panel, the 8055i is the first large-format interactive display with presence detection. Its multitouch surface supports freestyle interaction, touch gestures and object awareness. The pen, ink controls, eraser, volume control and input selection are all easily accessible on the front of the display. Available summer 2012.

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SMART Meeting Pro™ 3.0 software – New features include integration with Microsoft® Exchange for access to meeting productivity tools, such as a meeting progress bar, an extend-meeting function, e-mail distribution and a business content gallery. It also includes a new SMART Ink, which enables users to write directly into applications that support inking tools and to display smoother writing. Launched spring 2012.

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Bridgit® 4.5 conferencing software – New features include the ability to resize video windows and viewer screens to suit the remote participant’s screen resolution or size and to automatically join meetings through SMART Meeting Pro. The software also includes features that enable remote participants to virtually knock to join a meeting and raise their hand to ask questions without disrupting the flow of the meeting. Existing features include multitouch support, two-way inking and the ability for remote users to see multiple shared screens. Launched spring 2012.

Fiscal 2011

As part of our strategy to expand our market position in optical touch technology, we acquired Next Holdings Limited (“NextWindow”) on April 21, 2010. NextWindow designs and manufactures components for optical touch screens for integration into electronic displays, including PC displays. We are integrating NextWindow’s technologies with ours to accelerate innovation in our interactive displays. The acquisition consideration for NextWindow was $82.0 million, including $8.0 million of cash held by NextWindow at the date of acquisition.

On May 13, 2010, in preparation for our initial public offering (“IPO”), our Board of Directors approved a reorganization of the capital of the Company that we refer to as the “2010 Reorganization.” Through a series of transactions, the 2010 Reorganization resulted in the repayment of $8.0 million of the shareholder note payable and the effective conversion of the shareholder note payable and cumulative preferred shares, together with all accrued interest and accumulated dividends thereon, as well as all our other outstanding shares into Class B Shares, Class A Subordinate Voting Shares and Preferred Shares. The 2010 Reorganization was completed prior to and in conjunction with the closing of our IPO on July 20, 2010. At this time, the newly created Preferred Shares were converted into Class B Shares and Class A Subordinate Voting Shares and are therefore no longer outstanding.

On July 20, 2010, we completed our IPO and issued 8,800,000 Class A Subordinate Voting Shares resulting in proceeds to us of $134.3 million net of underwriting commissions and other offering expenses. Concurrently, existing shareholders sold an aggregate of 30,030,000 Class A Subordinate Voting Shares in the IPO. We repaid $19.2 million of our term construction facility and $40.0 million of our unsecured term loan with proceeds from the IPO. In conjunction with our IPO, we implemented an Equity Incentive Plan that provides for the awarding of stock option grants, restricted share units and deferred share units to directors, officers, employees, consultants and service providers of SMART and its subsidiaries.

In December 2010, we entered into an agreement with a contract manufacturer in Mexico to assemble SMART Board interactive whiteboards for customers in the United States, the Caribbean and Latin America.

The Company also made significant debt repayments during fiscal 2011. In September 2010, the remaining balances of the unsecured term loan, the term construction facility and the construction loan were repaid in full. During the remainder of fiscal 2011, $55.0 million of our Second lien facility was repaid.

In fiscal 2011, SMART launched the following new product offerings and features:

•	SMART Board 400 series interactive whiteboard and interactive whiteboard systems – SMART’s entry-level interactive whiteboard line that uses SMART’s patented DViT technology

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Fourth-generation SMART Board 600i series interactive whiteboard system – The latest generation of the 600i features an improved and easy-to-use extended control panel and the fully integrated SMART UF65 short-throw projector that is 3D-ready and has a longer lamp life

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SMART Board 800 series interactive whiteboard, SMART Board 800i and 885ix interactive whiteboard systems for education – This new series of interactive whiteboards supports object awareness and multiuser writing and common multitouch gestures recognized in Microsoft Windows® 7 and Mac Snow Leopard operating systems. The series incorporates SMART’s patented DViT technology. Five key accessories designed for the series integrate seamlessly to create a comprehensive mobile or fixed classroom product.

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SMART Board 885ix interactive whiteboard system and SMART Board 8070i interactive display for business – These two products specifically target the business market. Like the 800 series above, they use SMART’s patented DViT technology and support object awareness, multiuser writing and multitouch gestures.

Fiscal 2010

In May 2009, SMART opened its new global headquarters in Calgary, Alberta. The 205,000 sq. ft. (19,000 m2) building provides space for almost 1,000 employees and features 90 meeting and collaboration rooms equipped with SMART’s products.

Through the first six months of fiscal 2010, we continued to resolve issues remaining from the enterprise resource planning (“ERP”) system implementation in fiscal 2009. By the end of the second quarter of fiscal 2010, we had substantially resolved all material issues associated with the ERP system.

In fiscal 2010, SMART launched several new product offerings and features:

•	SMART Board SBD600 series interactive whiteboard – This interactive whiteboard enables two users to move objects or write on its surface simultaneously

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SMART Board 685ix interactive whiteboard system – A high-definition, high-performance collaboration tool with an ultra-short-throw projector that virtually eliminates shadows, glare and projector light in the eyes

•	SMART Podium ID422w interactive pen display – Adding to our line of interactive pen displays, the ID422w is our first widescreen version

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SMART Slate™ WS200 wireless slate – SMART Slate enables teachers and students to interact with digital lessons projected on a screen, interactive whiteboard or flat panel or interactive pen display from anywhere in a classroom

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SMART Response™ interactive response system – Several additions to this line were introduced in fiscal 2010 – SMART Response CE, LE, PE, XE and VE. These products enable students to engage in more interactive learning using handheld wireless remotes (or clickers), their own computers or browser-based devices, such as smartphones, iPad or iPod Touch.

Description of the Business

Company Overview

SMART Technologies Inc. is a leading provider of collaboration solutions that change the way the world works and learns. As the global leader in interactive whiteboards, our focus is on developing a variety of easy-to-use, integrated solutions that free people from their desks and computer screens, making collaboration and learning with digital resources more natural. Our products have transformed teaching and learning in more than two million classrooms worldwide, reaching over 40 million students and their teachers. In business, our Freestorm visual collaboration solutions improve the way that people work and collaborate, enabling them to be more productive and reduce costs.

At the core is SMART’s flagship interactive display with solutions specifically designed for both education and business. SMART’s collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other complementary hardware, accessories and services that enhance learning in a variety of ways. SMART’s Freestorm visual collaboration solutions for business include a set of comprehensive business products that combine industry-leading interactive displays, powerful collaboration software and dispersed collaboration options.

We generate our revenue from the sale of these technology products and integrated solutions, including hardware, software and services. Our global expansion has led to our products being used in more than 175 countries worldwide through our distributor and dealer network to the education, business and government markets. Although we do not sell to them directly, we consider these end users to be our customers. We estimate that approximately 85% of our sales are to customers in the education market and the other 15% to customers in the business and government markets.

Industry Background

Interactive Displays

The interactive whiteboard involves the use of a large-format display that enables users to collaborate, control computer applications, write in digital ink and interact with information in real time. SMART pioneered the interactive whiteboard product category, selling the first interactive whiteboard in 1991. Since then, SMART has sold more than two million interactive whiteboards worldwide. As technology progressed over the last two decades, the interactive display product category has evolved to include a wide array of products. Our interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, appliance-based interactive displays, the SMART Board interactive overlay, the SMART Podium interactive pen display and the SMART Table® interactive learning center.

As we define it, an interactive display enables teachers, students and meeting participants to view and interact with presentations and information in real time, both locally and remotely. Because of its network connectivity capability, interoperability with multiple related attachment solutions and central physical location, an interactive display can serve as the focal point for interaction and collaboration in classrooms, meeting rooms and even virtual spaces. In addition to being an important standalone collaboration tool, interactive displays can integrate with other technology, including unified communications and collaboration technology, and video, web and audio conferencing, to enable groups to work more efficiently, reduce travel costs and collaborate more effectively.

We believe that significant opportunities exist in the education and business and government markets for interactive displays and their related complementary products. According to Futuresource, business and government markets currently represent less than 11% of global interactive display sales. We believe that our products enable more effective meetings and increase efficiency in the enterprise.

The Education Market

The education market has been the most active in adopting interactive display solutions, most notably interactive whiteboards. In education from 2004 to 2011 inclusive, SMART led with over 45% interactive whiteboard category share, which is more than double its nearest competitor. We believe this success is a result of the benefits that SMART’s collaborative learning solutions provide to teachers, students and administrators, which include the following:

•	Fully integrated products comprising software, hardware and accessories

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Proprietary touch technology that can facilitate multitouch interaction and enable one or more students to collaborate using a pen, finger or other objects (especially useful in early education or for making learning environments more accessible)

•	The ability to easily save, share and access digital lessons from anywhere using a web-based version of SMART’s whiteboarding application

•	A full family of interactive display hardware at a wide variety of price points

•	Products to support students who physically are in remote locations

•	Tools and resources to assist teachers in moving easily between a variety of activities and learning environments, creating more compelling lessons for students with a variety of learning styles

•	An online community where teachers can share their best content and practices, thus decreasing the demand on teacher planning and preparation time

Third-party research suggests that interactive whiteboards can positively affect student engagement, motivation, understanding and review processes and can accommodate students with different learning styles, including those with special needs. For instance, in one study in the United Kingdom, many students who had been taught using an interactive whiteboard over a two-year period made additional progress of up to 7.5 months, as measured by national test scores, compared with their peers who had not been taught with an interactive whiteboard.

In spite of declines in North American revenue related to funding constraints in the U.S. education market, we have seen revenue growth in other areas such as Europe, the Middle East and Africa and we believe that the opportunity for interactive displays in the education market is large considering that global penetration rates of interactive displays in the classroom are still low. Futuresource estimates that there are approximately 31 million teaching spaces in the world, with a global interactive display penetration rate of only 12% as of December 31, 2011. In addition, it estimates that most other large countries in Europe, Asia and Latin America currently have far lower penetration of interactive displays in classrooms than do the United States (44%) and the United Kingdom (80%). As such, we believe that these markets represent significant opportunities for future growth.

The Business and Government Markets

The business and government markets for interactive displays represent an attractive opportunity for SMART because of the desire of companies and government agencies to improve the quality of collaboration and enable a more effective and productive workforce. In meeting rooms, SMART solutions can help achieve the following:

•	Enhance brainstorming and collaboration by providing a real-time focal point upon which participants can share their ideas with the entire group of attendees, including those in remote locations

•	Add a tangible, interactive dimension to conferencing that enables attendees to visualize a situation or concept and make decisions based on that visualization

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Save time and enhance productivity by enabling users to save and distribute their collective work product from a meeting without the inconsistencies and subjectivity that may result from individual note taking

•	Realize cost savings not only by reducing travel needs, but also by improving internal communication and team building

•	Enable participants to access digital files and use applications in real time

In business training rooms, interactive displays can offer benefits similar to those in classrooms.

Currently, there is a low adoption rate for interactive displays in the business and government markets. We believe that a substantial opportunity exists in these markets, especially for integrated, interactive flat panels and other related collaboration solutions tailored to the needs of this market. With a combination of powerful, easy-to-use software, an interactive display becomes the focal point of meeting or training rooms.

Touch Technology Currently Being Adopted Beyond Interactive Whiteboards

Interactive finger touch is now a mainstream user expectation when it comes to digital displays. This expectation has been demonstrated with the excitement that new touch screen smartphones and tablets, such as Apple’s iPad, generate upon their launch. Many technology manufacturers are including and introducing interactive touch in their product offerings (such as desktop computers, laptops, notebooks, small-format displays, tablets and mobile phones) to differentiate their products and cater to this new user expectation. In addition, interactive touch is being incorporated into a broader range of products, such as digital retail signage, directories and kiosks. Similarly, gesture-based interactive technology is also gaining in popularity due to console gaming systems.

Customers

We currently sell our interactive displays through our reseller network to the education, business and government markets. Although we do not sell to these end users directly, we consider them to be our customers. We estimate that the education market accounted for approximately 85% of our revenue in fiscal 2012, while the business and government markets accounted for the remainder of our revenue. In addition, we currently sell our optical touch components to manufacturers that seek to bring to market interactive touch products beyond interactive displays.

Education – Examples of our customers in the education sector include North American educators at the New York City Board of Education, the Orange County Department of Education and Ohio State University. International customers in the education sector include the Federal State of Hamburg, Germany, the Mexican Secretariat of Public Education and the Latin American Educational Communication Institute. Futuresource

estimates that 44% of all U.S. classrooms have interactive displays and that our market share of the interactive display product category is 65% in the U.S. and 45% worldwide for the year ended March 31, 2012.

Business – Examples of our customers in the business sector include Cisco Systems, Inc., Ernst & Young, General Electric Company, Microsoft Corporation and British Telecommunications plc.

Government – Examples of our customers in the government sector include the National Aeronautics and Space Administration (NASA), European Defense and Space Company N.V. (EADS) and the U.S. State Department Foreign Service Institute (FSI).

Products and Solutions

SMART offers comprehensive solutions for education and business that are helping to transform the way the world works and learns by making it easy to collaborate in extraordinary ways. As of March 2012, more than two million SMART Board interactive whiteboards have been sold around the world.

All SMART products offer similar important benefits:

•	Ease of use – Our products are designed to be easy to use. We believe this user-friendly design is a reason behind the increased adoption of our products.

•	Integrated design – We build products that integrate well with other SMART products and customers’ existing technology products

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Complete solutions – For the education market, the purchase of a SMART hardware product includes SMART Notebook collaborative learning software and access to the SMART Exchange™ website. For the business market, SMART hardware products come with SMART Meeting Pro software and the SMART GoWire™ auto-launch cable. Self-paced and online instructor-led training options, a standard warranty and technical support are also included. Complementary products and premium services are available for a fee.

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Access to the SMART ecosystem – As the global leader in the interactive whiteboard product category, our ecosystem of digital content, lesson activities, software, services and accessories is large and growing

SMART in education

SMART collaborative learning solutions are easy to adopt, use, integrate and implement. They combine collaboration software with a comprehensive line of interactive displays, curriculum and assessment products, and implementation and maintenance products and services. Together, they provide flexible solutions that can enhance learning for every style of learner in a variety of learning environments.

At the core is SMART Notebook collaborative learning software, our widely used software application that makes it easy for teachers to create engaging lessons and collaborative exercises for K–12 learning environments. The software is used by over 40 million students and their teachers around the world and has been downloaded on over six million computers.

SMART Notebook software is integrated with SMART’s full line of interactive displays. The software also integrates with or complements all of our curriculum, assessment and implementation and maintenance products.

Products for education

Collaboration software

•	SMART Notebook collaborative learning software – Easy-to-use software that enables teachers to create, deliver and manage interactive lessons with a single application

A broad line of interactive displays

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SMART Board interactive whiteboard – A large, touch-enabled interactive whiteboard that combines the simplicity of a traditional whiteboard with the power of a computer. By touching the interactive surface, users can control computer applications, write in digital ink and share and save marked-up documents.

We offer the following interactive whiteboard models and integrated systems when combined with one of four different integrated projector models:

800 series – A touch-enabled interactive whiteboard that offers touch gestures and multitouch, multiuser capabilities for a truly collaborative user experience.

600 series – Our most popular product, this high-quality interactive whiteboard provides an intuitive user experience and is touch enabled.

400 series – This entry-level interactive whiteboard is touch enabled and offers an engaging user experience.

SMART Projectors – A line of easy-to-install, integrated short- and ultra-short-throw projectors that display bright, vibrant content while minimizing shadow and glare.

•	LightRaise interactive projector – A pen-enabled, ultra-short-throw projector that can turn nearly any surface into an interactive learning space

•	SMART Board interactive flat panel – A flat-panel display that combines the touch-enabled capabilities of an interactive whiteboard with a high-quality, high-definition LCD display

•	SMART Podium interactive pen display – A display that enables presenters to project their work on a large screen and interact with the material

•	SMART Table interactive learning center – A multitouch, multiuser learning center that enables groups of young students to collaborate and work simultaneously on its surface from all sides

A wide range of curriculum, software and assessment products, resources and integrated hardware

•	SMART Exchange website – An online community where teachers can connect with each other and access nearly 60,000 ready-made learning resources

•	SMART Response interactive response systems – A full range of assessment systems that enable teachers to instantly assess student learning so they can provide differentiated instruction

•	SMART Document Camera™ – A portable device that enables teachers to display images or video of documents or objects within a lesson on a SMART Board interactive whiteboard

•	SMART Slate wireless slate – A tablet-style device that enables wireless interaction with the SMART Board interactive whiteboard

•	SMART Audio™ classroom amplification system – A voice amplification system that distributes sound evenly throughout a classroom

•	SMART Notebook Math Tools software – An add-on to SMART Notebook software that enables teachers to demonstrate math concepts visually on a SMART Board interactive whiteboard

•	CoreFocus – A comprehensive interactive whiteboard content solution that offers more than 2,500 math and literacy lesson activities for K–1 classrooms

•	3D Tools for SMART Notebook software – A plug-in for SMART Notebook software that enables teachers to import 3D content into lessons

•	SMART Notebook SE (Student Edition) software – Software that enables students to complete schoolwork, take notes, manage due dates and organize digital material

•	SMART Notebook Express™ web application – A web-based application that enables anyone to open, edit and share course materials created in SMART Notebook software

•	SMART Sync™ classroom management software – Software that enables teachers to easily connect their computer to every student computer in a classroom

•	Bridgit conferencing software – A software application that supports distance education and remote collaboration by enabling participants to share voice, video and data over the Internet

•	SMART Ideas™ concept-mapping software – A visual learning and concept-mapping application that helps students better analyze and understand complex concepts

Implementation and maintenance products

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Professional development and training – SMART offers a full range of complementary online training. Users of SMART products can complete courses through our online learning management system. They can also participate in our face-to-face, fee-based learning events.

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Support – We support the effective use of our products by offering customers access to software upgrades that provide the latest features and functionality. We also offer technical support services that are available around the world.

SMART in business

Freestorm visual collaboration solutions combine the tools businesses need to transform the way their teams collaborate – and make meetings more productive. We offer a full range of touch-sensitive interactive displays combined with intuitive software, remote conferencing capabilities, interoperability and comprehensive services to increase engagement and foster effective teamwork.

Freestorm solutions bring together five key components of successful visual collaboration:

1.	Intuitive interactive displays that can transform virtually any environment into a dynamic collaboration space.

2.	Powerful collaboration software that helps teams capture ideas and share information.

3.	Dispersed collaboration options that enable remote participants to fully contribute to the visual collaboration experience.

4.	Comprehensive services that ensure peak performance through education services, software maintenance and support.

5.	Industry compatibility that elevates the software teams use every day with interactivity and ink compatibility.

Intuitive interactive displays

Freestorm visual collaboration solutions start with SMART’s industry-leading large-format interactive displays. By combining interactivity with the simplicity of familiar meeting room tools, Freestorm can help business teams transform virtually any space into an active collaboration setting.

Powerful collaboration software

Freestorm visual collaboration solutions are based on intuitive software that makes it easy to share information, capture ideas and determine next steps. The software features virtually unlimited digital whiteboard space, the ability to write notes over any application, options for saving work and integration with Microsoft Exchange.

Dispersed collaboration options

Freestorm visual collaboration solutions make it easy to connect with dispersed teams and individuals around the world. From Bridgit conferencing software to interoperability with the remote-connectivity products businesses already use, Freestorm enables colleagues and customers to fully participate in collaboration sessions from virtually anywhere.

Comprehensive services

SMART’s support, software maintenance and education services are designed to ensure Freestorm visual collaboration solutions are implemented successfully and continue operating at peak performance, giving business teams the ability to work to their full potential.

Industry compatibility

Freestorm visual collaboration solutions are integrated with Microsoft Office and support a growing list of industry-specific software products, adding the natural experience of touch interfaces and digital ink to the applications businesses use every day.

Products for business

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SMART Board interactive whiteboard – A large, touch-sensitive interactive whiteboard that combines the simplicity of a traditional whiteboard with the power of a computer. By touching the interactive surface, users can control computer applications, write in digital ink and share and save marked up documents.

•	SMART Board interactive whiteboard system – An integrated system that includes a large, touch-sensitive interactive whiteboard and a projector

•	SMART Board interactive flat panel – A flat-panel display that combines the touch-enabled capabilities of an interactive whiteboard with a high-quality, high-definition LCD flat-panel.

•	SMART Board interactive overlay – An overlay that adds touch-enabled capabilities to an existing flat-panel display

•	SMART Podium interactive pen display – A display that enables presenters to project their work on a large screen and interact with the material

•	SMART Projectors – A line of easy-to-install, integrated short- and ultra-short-throw projectors that display bright, vibrant content while minimizing shadow and glare

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SMART Meeting Pro software – A collaboration software application that enables users to display files, write notes over files in digital ink, save marked up documents, share screens with remote participants and manage multiple displays

•	SMART GoWire auto-launch cable – A cable that launches SMART Meeting Pro software when used to connect a laptop to SMART Board interactive displays

•	Bridgit conferencing software – A software application that provides a quick and easy way to share voice, video and data with remote participants

Our portfolio of products also includes

•	PC Touch (1900 and 300 series) – Displays designed for high-volume manufacturer integration into LCD screens for use in all-in-one computers and standard PC monitors

•	Display Touch (2000 and 5000 series) – Displays designed for integrators to convert large-screen format displays into interactive touch screens

•	Overlay Touch (2700 series) – An overlay designed to easily mount onto a standard LCD or plasma monitor, converting it into an interactive touch screen

Competition

We are engaged in an industry that is highly competitive. Because our industry is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive displays and associated products. We compete with other interactive display developers such as Promethean World Plc, currently our principal competitor, Hitachi, Ltd., LG Electronics, Inc., Panasonic Corporation, Samsung Electronics Co., and Sharp Corporation. We also compete with interactive projector developers such as Seiko Epson Corp. and Dell Inc. Additionally, makers of personal computer technologies, tablets, television screens, smart phones and other technology companies such as Apple Inc., Cisco Systems, Inc., Dell Inc., Hewlett-Packard Company, Google Inc., Microsoft Corporation and Polycom, Inc. have provided, and continue to provide, integrated solutions that include interactive learning and collaboration features substantially similar to those offered by our products or to promote their existing technologies and alternative products as substitutes for our products. Many of our current and potential future competitors have significantly greater financial and other resources than we do and have spent, and may continue to spend, significant amounts of resources to try to enter the market. In addition, low cost competitors have appeared in China and other countries.

Some of our customers are required to purchase software and hardware by soliciting proposals from a number of sources and, in some cases, are required to purchase from the lowest bidder. While we attempt to price our products competitively based upon the relative features they offer, our competitors’ prices and other factors, we are often not the lowest bidder and may lose sales to lower bidders. When we are the successful bidder, it is most often as a result of our products being perceived as providing better value to the customer. Our ability to provide better value to the customer depends on continually enhancing our current products and developing new products at competitive prices and in a timely manner.

Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than we can, or devote greater resources to the development, promotion and sale of products than we can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of our current or prospective customers.

We believe that the following strengths position us well to compete effectively:

Interactive whiteboard pioneer and established global category leader – We are the global leader in the interactive display product category, having introduced the world’s first interactive whiteboard in 1991. We believe we offer the most complete and integrated solution of interactive display technologies for schools and businesses. According to Futuresource, for the year ended March 31, 2012, our share of the category was 65% in the United States and 45% worldwide.

Our focus on a compelling user experience – While technologically sophisticated, our products are intuitive, easy to use, highly reliable and can seamlessly integrate with our complementary products and the products of many third parties. Our focus on the end user has been integral to our organization and culture since our inception. As a result, we have an established team of product developers and usability experts whose priority throughout the innovation process is the customer experience.

Large and growing ecosystem – As a result of our category-leading position in interactive whiteboards and our broad user base in education, many end users and professional content developers work with SMART Notebook collaborative learning software to develop content for education, such as lessons with integrated multimedia. In many cases, this content is freely shared through content-sharing websites, and increasingly is also being sold by content developers as supplementary materials or as part of a textbook offering. In business, we have formed alliances with enterprise market leaders and enabled integration with widely adopted unified communication and collaboration solutions, such as Alcatel-Lucent, Cisco and Microsoft.

Portfolio of innovative solutions – We have more than 20 years of innovation experience. We have developed several generations of proprietary optical touch technology and solutions. Our commitment to innovation and technological advancement has resulted in 89 patents issued in the United States, 96 patents issued in other countries and approximately 568 patent applications pending worldwide as of March 31, 2012. In fiscal 2012 we announced four new models of collaboration systems for business, the SMART Board 400 series interactive overlay, our Freestorm visual collaboration solutions including the SMART Board 8055i interactive flat panel, the LightRaise 40wi interactive projector and SMART Notebook 11 collaborative learning software.

Premier brand – We believe that SMART is the most recognized brand name in the interactive display product category. In order to gain this large mindshare in education, we have consciously built our portfolio of products and solutions around the SMART brand so that schools, businesses and government agencies can expect the same intuitive use, value and integration from all our products. We believe that word-of-mouth recommendations from customers and established online communities are key contributors to our strong brand.

Large and loyal user base – Based on our current installed base in primary and secondary education and an assumed average classroom size of 24 students, we estimate that at least 40 million students and their teachers currently use SMART Board interactive whiteboards and other SMART products worldwide. We believe that our users are loyal to the SMART Board interactive whiteboard because of their familiarity and comfort with operating our products, their investment in creating materials specifically for use with our products and the overall quality of their user experience. We also believe that many students who have learned on a SMART Board interactive whiteboard will prefer to continue learning and collaborating with similar technology in higher education or the workforce and that our large and loyal customer base will be a source of demand for our products from these market sectors in the future.

Well-established global distribution network – We have spent almost 20 years building our global network of approximately 325 direct dealers and distributors. Our reseller network continues to grow as we add specialized and knowledgeable dealers for the business market. We believe that this network will help us to further penetrate the business market since many of our resellers already sell to business accounts. We also believe that our strong global network of knowledgeable resellers is a critical competitive advantage as we seek to increase our revenue generated outside of North America and the United Kingdom. SMART is investing and increasing its presence in new markets such as India and continental Europe, where widespread adoption of interactive displays has not yet occurred.

Sales and Distribution

We have two sales and distribution models depending on geographic location.

In the United States and Canada, we use a one-tier structure that currently includes approximately 250 dealers. We sell our products and solutions to these dealers, who then resell our products directly to our end users. Under rare circumstances we occasionally sell directly to end users.

In the rest of the world, we use a two-tiered system, through approximately 75 distributors. These distributors primarily sell our products to dealers, who in turn sell to end users. Although our dealers and most of our distributors are not contractually required to sell our products exclusively, we believe that they currently do not sell competing interactive whiteboards. For the year ended March 31, 2012, the largest 50 North American dealers and international distributors accounted for approximately 70% of our global revenue and no individual reseller represented more than 6% of our revenue.

Production

All our components and finished products are manufactured or assembled, in whole or in part by a limited number of third parties. Most of these third parties are located outside of Canada and the United States. Final assembly of our interactive whiteboard products is currently performed by contract manufacturers in Eastern Europe, Mexico and China.

For our complementary hardware products, our involvement in the design process for products manufactured by third parties varies. For certain products we control the entire design process internally and then outsource manufacturing and assembly in order to achieve lower production costs or build products in specific regions. For other products we work with original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) during the design process to create the product and then introduce into production, typically using their production processes.

We contract most of our warehouse and logistics functions to third parties in Europe, Asia and North America. These third parties warehouse our products, ship orders on our behalf and perform certain other, product-return and product-upgrade functions.

We generally control sourcing decisions for key materials and services that are incorporated into SMART’s products. We are heavily involved in negotiating pricing of materials and services. Depending on market conditions, we may order more or less of a particular material or service and attempt to source components. We work to source products and components from a network of approved suppliers with a view to managing supply chain risk and competitiveness. Component availability and pricing of components may also be affected by the volumes the Company generates, compared to the volumes a competitor may require.

Facilities

We own and occupy our 205,000 square foot (19,000 m2) global headquarters building in Calgary, Canada, which is used for substantially all of our operations. We also lease 20,400 square feet (1,900 m2) of additional space in Calgary, which we use for custom solutions and prototype development.

Our office and warehouse space in Ottawa, Canada has 258,000 square feet (24,000 m2) of space. Certain product development, procurement and logistics functions currently occupy the office space. The warehouse space is currently available for sublease as a result of the transfer of the remainder of our interactive whiteboard assembly operations from our leased facility to existing contract manufacturers.

In addition to offices in the United States, Canada and New Zealand, we maintain offices in Brazil, China, France, Germany, India, Japan, Singapore, the United Arab Emirates and the United Kingdom.

We have established promotional, marketing and support structures in 18 countries globally to support our distributors in those regions. This is part of our global expansion and strategy to penetrate markets outside of our core North America market. In some locations we have sales offices while in others our teams telecommute.

Intellectual Property

The Company’s commercial success depends to a significant degree on its ability to develop new or improved technologies and products, and to obtain patents or other intellectual property rights or statutory protection for these technologies and products in Canada, the U.S. and other countries. We seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider to have commercial value or that will likely give us a technological advantage. We own rights in patent and patent applications for technologies relating to interactive whiteboards and other complementary products in Canada, the U.S., Japan, New Zealand and other countries.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights.

To broadly protect SMART’s inventions, the Company has in-house patent professionals and also consults with outside patent attorneys who interact with employees, review invention disclosures and prepare patent applications on a broad array of core technologies and competencies. As a result, SMART owns rights to an array of patented and patent pending technologies relating to interactive whiteboards and collaboration solutions technology.

It is SMART’s general practice to enter into confidentiality and non-disclosure agreements with its employees, consultants, contract manufacturers, customers, potential customers and others to attempt to limit access to and distribution of its proprietary information. In addition, the Company generally enters into agreements with employees that include an assignment to the Company of all intellectual property developed in the course of employment.

SMART also enters into various types of licensing agreements related to technology and intellectual property rights. SMART may enter agreements to obtain rights that may be necessary to produce and sell its products and the Company may also license its technology and intellectual property to third parties through various licensing agreements.

We actively attempt to protect, maintain and enforce our intellectual property rights as we determine appropriate and have initiated litigations against companies that we believe have infringed or violated our intellectual property rights.

Employees

As of March 31, 2012, we had 1,110 employees in Canada, 140 in the United States and 275 in other countries. No employees are represented by a labor union or covered by a collective bargaining agreement.

2010 Corporate Reorganization

On May 13, 2010, our Board of Directors approved a reorganization of the capital of the Company. Through a series of transactions including a payment on May 25, 2010 of $8.0 million on the shareholder note payable, the 2010 Reorganization resulted in the shareholder note payable and the cumulative preferred shares, together with all accrued interest and accumulated dividends thereon, as well as our existing share capital being effectively converted into new share capital. At the completion of the 2010 Reorganization, our share capital consisted of 433,676,686 Class A Preferred Shares, 170,089,800 Class B Shares and 10,957,191 Class A Subordinate Voting Shares. As part of the 2010 Reorganization, the Company amalgamated with a successor corporation to School 3 ULC, a corporation that, prior to giving effect to the 2010 Reorganization, held all of the outstanding non-voting common shares. This series of transactions was completed on June 8, 2010. On June 24, 2010, the Company affected a one-for-two reverse stock split for both the Class A Subordinate Voting Shares and the Class B Shares. In July 2010, in connection with our IPO, all the issued and outstanding Class A Preferred Shares were converted into Class B or Class A Subordinate Voting Shares and the Class A Preferred Shares were removed from the authorized share capital of the Company.

After the completion of both the 2010 Reorganization and the IPO, authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares. After completion of the IPO there were issued and outstanding 44,308,596 Class A Subordinate Voting Shares, 79,464,195 Class B Shares and no Preferred Shares.

Risk Factors

The Company is subject to securities class action litigation in the United States and Canada and could incur significant litigation related expenses in defending or settling these claims. If such claims are not settled, an adverse determination against the Company could result in significant damage awards or other remedies against the Company.

The Company is a named defendant in putative class actions filed in the United States and Canada on behalf of the purchasers of the Class A Subordinate Voting Shares sold in the IPO. These proceedings have been and are expected to continue to be costly and time consuming and could divert the attention of management and key personnel from the Company’s business operations. The complexity of the issues involved and the inherent uncertainty of securities litigation increases these risks. In recognition of these considerations, the Company may decide to settle these claims, and the amounts of such settlements may be material. If the Company is unsuccessful in its defense of the claims or is unable to settle the claims, the Company may be faced with significant monetary damages or injunctive relief against it that could have a material adverse effect on the Company’s business, operating results and financial condition.

Additional information regarding all other Risk Factors is disclosed in Management’s Discussion and Analysis (“MD&A”), for the fiscal year ended March 31, 2012, as filed on May 17, 2012, which is incorporated by reference into this AIF. The MD&A is not contained within, or attached to this AIF, and the MD&A may be accessed by the reader of this AIF on SEDAR at www.sedar.com. This AIF must be read together with the MD&A in order to provide full, true and plain disclosure of all material facts related to our company’s risk factors.

Dividend Policy

We do not anticipate paying any cash dividends in the foreseeable future. We anticipate that we will retain all our available funds for use in the operation of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend on our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our Board of Directors considers to be relevant. Our ability to pay dividends is restricted by covenants in our outstanding credit facilities and may be further restricted by covenants in any instruments and agreements that we may enter into in the future.

Description of Capital Structure

The following is a description of the material terms of our Class A Subordinate Voting Shares, Class B Shares and Preferred Shares as set forth in our articles and bylaws, certain agreements affecting the rights of certain of our shareholders and certain related sections of the ABCA, the Delaware General Business Corporation Law (“DGCL”), and certain other Canadian laws as may be applicable.

Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares issuable in series.

As of March 31, 2012, we have issued and outstanding 41,981,110 Class A Subordinate Voting Shares, 79,464,195 Class B Shares and no Preferred Shares. Pursuant to our articles we cannot issue additional Class B Shares without the consent of 100% of the holders of our Class B Shares.

Class A Subordinate Voting Shares and Class B Shares

Except as otherwise described herein, the Class A Subordinate Voting Shares and Class B Shares are equal in all respects and will be treated as shares of a single class.

Shareholder Meetings; Voting

Each holder of Class B Shares and each holder of Class A Subordinate Voting Shares is entitled to receive notice of and attend all meetings of our shareholders, except meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Class B Share entitles its holder to 10 votes and each Class A Subordinate Voting Share entitles its holder to one vote, voting together as a single class, except as otherwise described below or in the ABCA.

Certain Class Votes

So long as any Class B Shares are outstanding, we may not effect any of the following without the consent of the holders of at least two-thirds (and in the case of the last two bullets below, 100%) of the outstanding Class B Shares, voting separately as a class:

•	any proposed amalgamation involving us in respect of which the ABCA requires that the approval of our shareholders be obtained;

•

any proposed plan of arrangement pursuant to section 193 of the ABCA involving us in respect of which the ABCA, or any order issued by the Court of Queen’s Bench of Alberta pursuant to section 193 of the ABCA, requires that the approval of our shareholders be obtained;

•	any proposed sale, lease or exchange of all or substantially all our assets or property in respect of which the ABCA requires that the approval of our shareholders be obtained;

•	any issuance or creation of shares of any class or series that entitle the holders thereof to more than one vote per share; or

•	any issuance of Class B Shares or securities convertible into or exchangeable for Class B Shares, including any options, warrants or rights to acquire Class B Shares.

Dividends; Rights on Liquidation, Dissolution or Winding Up

The Class A Subordinate Voting Shares and the Class B Shares rank pari passu, share for share, as to the right to receive dividends and to receive our remaining property and assets on a liquidation, dissolution or winding up. The holders of our Class A Subordinate Voting Shares and Class B Shares are entitled to

•

receive such dividends as our Board of Directors determines in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if such shares were of one class only; and

•

receive in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, our remaining property and assets, in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if such shares were of one class only.

The Class A Subordinate Voting Shares and the Class B Shares are subject to and subordinate to the rights, privileges, restrictions and conditions attaching to the Preferred Shares.

Conversion

Each Class B Share is convertible at any time, at the option of the holder, into one Class A Subordinate Voting Share. The Class A Subordinate Voting Shares are not convertible into any other class of shares.

Our Class B Shares may be held only by certain “permitted holders,” a term which generally refers to the original holder of such Class B Shares and to certain entities controlled by that original holder as follows:

•

in the case of Class B Shares originally issued to IFF Holdings Inc. (“IFF”), “permitted holder” means any of: (a) IFF, (b) Nancy Knowlton, (c) David Martin, (d) any trust that has as its majority trustee or trustees, either or both of Nancy Knowlton and David Martin and of which all the beneficiaries comprise any of Nancy Knowlton, David Martin, members of their families, close personal friends or a registered charity, and (e) any person or persons, 100% of the total outstanding voting shares of which are beneficially owned and controlled, directly or indirectly, by one or more of the persons referred to in clause (a), (b), (c) or a trust referred to in clause (d);

•

in the case of Class B Shares originally issued to Apax Partners, “permitted holder” means any of: (a) Apax Partners, and (b) any person or persons, 100% of the total outstanding voting shares of which are beneficially owned and controlled, directly or indirectly, by Apax Partners; and

•

in the case of Class B Shares originally issued to Intel Corporation, “permitted holder” means any of: (a) Intel Corporation, and (b) any person or persons, 100% of the total outstanding voting shares of which are beneficially owned and controlled, directly or indirectly, by Intel Corporation.

Upon the sale, transfer, assignment or other conveyance of Class B Shares to a person that is not a permitted holder with respect to such Class B Shares, such Class B Shares will automatically convert to Class A Subordinate Voting Shares.

All Class B Shares owned by a permitted holder will convert automatically into Class A Subordinate Voting Shares upon the first to occur of

•	such permitted holder ceasing to be such; or

•

such time as the total number of Class B Shares beneficially owned and controlled by such holder together with any other permitted holder of such holder is less than 10% of the total number of outstanding Class B Shares and Class A Subordinate Voting Shares.

In addition, all Class B Shares, regardless of the holder thereof, will convert automatically into Class A Subordinate Voting Shares upon the first to occur of such time as Nancy Knowlton and David Martin (together or individually) do not beneficially own and exercise control and direction over, directly or indirectly, more than 50% of the voting shares of IFF or any successor of IFF; or such time as neither Nancy Knowlton nor David Martin is our employee, officer or director.

Preferred Shares

We are authorized to issue without shareholder approval except as described in the next sentence, an unlimited number of Preferred Shares, issuable in one or more series, and, subject to the provisions of the ABCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as our Board of Directors may determine, and such rights and privileges, including dividend and voting rights, may be superior to those of the Class A Subordinate Voting Shares and Class B Shares. Any issuance of shares of any class or series that entitle the holders thereof to more than one vote per share requires the prior approval of the holders of 100% of our Class B shareholders. As of the date hereof, no Preferred Shares are outstanding.

Market for Securities

Class A Subordinate Voting Shares

The Company’s Class A Subordinate Voting Shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “SMA” and the NASDAQ Global Select Market (“NASDAQ”), under the symbol “SMT.”

The following table sets out the volume of trading and price ranges of the Company’s Class A Subordinate Voting Shares on the TSX and NASDAQ.

	Class A Shares – TSX		Class A Shares - NASDAQ
Month	Price Range (CAD)	Share Volume	Price Range (USD)	Share Volume
April 2011	$8.82 – $10.38	519,945	$9.23 – $10.81	8,022,411
May 2011	$6.76 – $9.65	742,263	$6.90 – $10.09	18,924,787
June 2011	$5.35 – $6.95	531,846	$5.64 – $7.17	11,185,222
July 2011	$4.64 – $5.75	377,898	$4.91 – $6.05	5,259,987
August 2011	$3.95 – $5.61	348,470	$4.07 – $5.97	5,462,040
September 2011	$4.02 – $5.13	1,381,512	$3.94 – $5.24	4,680,652
October 2011	$3.30 – $4.42	269,605	$3.34 – $4.23	8,185,253
November 2011	$3.35 – $5.35	975,994	$3.31 – $5.28	7,538,944
December 2011	$3.60 – $4.91	579,110	$3.57 – $4.91	5,575,559
January 2012	$3.69 – $4.44	201,318	$3.64 – $4.40	3,786,597
February 2012	$3.34 – $4.20	679,936	$3.37 – $4.26	6,977,786
March 2012	$2.97 – $3.37	414,172	$2.97 – $3.43	5,360,628

Directors and Officers

Name, Occupation and Security Holdings

Information is given below with respect to each of the current directors and officers, including all positions held with the Company, present principal occupation and principal occupations during the last five years. The term of office of each director expires at the next annual general meeting of shareholders.

Directors and Officers (Name, Place of Residence and Present Principal Occupation)	Director Since	Position(s) with the Company	Principal Occupation in the Preceding Five Years

David Martin (1) Alberta, Canada Chairman of the Board of Directors, SMART	1987	Chairman of the Board of Directors	Executive Chairman, Co-Chief Executive Officer, SMART

Nancy Knowlton (1) Alberta, Canada Vice Chair of the Board of Directors, SMART	1987	Vice Chair of the Board of Directors	President and Chief Executive Officer, Co-Chief Executive Officer, SMART

Salim Nathoo (2) London, England Partner and Global Co-Head, Apax Partners	2007	Director	N/A

Arvind Sodhani California, United States Executive Vice President, Intel Corporation; President, Intel Capital	2007	Director	Senior Vice President, Vice President, Intel Corporation

Directors and Officers (Name, Place of Residence and Present Principal Occupation)	Director Since	Position(s) with the Company	Principal Occupation in the Preceding Five Years

Michael J. Mueller (3) (4) (5) (6) Ontario, Canada Director	2010	Director	Global Leader, Partner, PwC

Robert C. Hagerty (3) (4) (5) (6) (7) California, United States CEO, iControl, Inc.	2010	Director	Chairman, Director, Chief Executive Officer, President, Polycom, Inc.

David B. Sutcliffe (3) (4) (5) (6) (8) British Columbia, Canada Director	2011	Director	Corporate Director

Thomas F. Hodson (9) Alberta, Canada Interim President and Chief Executive Officer, SMART	N/A	Interim President and Chief Executive Officer	President and Chief Operating Officer, SMART Technologies ULC; Vice President, Marketing; Executive Vice President and Managing Partner, Optimé International

G. A. (Drew) Fitch Alberta, Canada Vice President, Finance and Chief Financial Officer, SMART	N/A	Vice President, Finance and Chief Financial Officer	President and Chief Executive Officer, Senior Vice President, Finance and Chief Financial Officer, The Westaim Corporation

Jeffrey A. Losch Alberta, Canada Vice President, Legal and General Counsel, SMART	N/A	Vice President, Legal and General Counsel	Vice President, Legal and General Counsel, Consultant

(1)	Mr. Martin and Ms. Knowlton ceased to be Executive Chairman and President and Chief Executive Officer, respectively, on April 30, 2012.
(2)	Mr. Nathoo ceased being a member of the Audit Committee on June 22, 2011.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Corporate Governance and Nominating Committee.
(6)	Independent director.
(7)	Mr. Hagerty was appointed Lead Director on June 22, 2011.
(8)	Mr. Sutcliffe was appointed to the Board of Directors and to the Audit, Compensation and Corporate Governance and Nominating Committees on June 22, 2011.
(9)	Mr. Hodson was appointed Interim President and Chief Executive Officer on April 30, 2012.

The following table sets forth information regarding beneficial ownership of our shares as of March 31, 2012 by each person known by us to be the beneficial owner of more than 10% of our shares and our directors and officers as a group.

	Class A Subordinate Voting Shares		Class B Shares		% Total Share Capital	% Total Voting Power
	Shares	%	Shares	%
Entities related to and funds advised or managed by Apax Partners(1)	1,993,300	4.7%	34,795,491	43.8%	30.3%	41.8%
Intel Corporation	—	—	17,466,633	22.0%	14.4%	20.9%
David Martin (2)	450,000	1.1%	27,202,071	34.2%	22.8%	32.6%
Nancy Knowlton (2)	450,000	1.1%	27,202,071	34.2%	22.8%	32.6%
All directors and officers as a group(3) (4) (5) (6)	4,938,235	11.8%	79,464,195	100.0%	69.5%	95.6%

(1)

Represents Class A Subordinate Voting Shares beneficially owned by PCV Belge SCS and Class B Shares beneficially owned by Apax US VII, L.P., which is advised by Apax Partners L.P. and Apax Europe V (a collective of 9 partnerships comprised of Apax Europe V – A, L.P., Apax Europe V – B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V – D, L.P., Apax Europe V – E, L.P., Apax Europe V – F, C.V., Apax Europe V – G, C.V., Apax Europe V – 1, LP and Apax Europe V – 2, LP), which is managed by Apax Partners Europe Managers Ltd. Apax US VII, L.P. and Apax Europe V (collectively “Apax Partners”) each disclaim beneficial ownership of the Shares held by the other.

(2)

450,000 Class A Subordinate Voting Shares are held directly by each of Mr. Martin and Ms. Knowlton. The 27,202,071 Class B Shares are owned by IFF, a corporation with respect to which David Martin and Nancy Knowlton own 100% of the securities directly or indirectly. Mr. Martin and Ms. Knowlton are married to each other and as such Mr. Martin and Ms. Knowlton may each be deemed to be beneficial owners or to have control and direction over all of the shares owned by IFF.

(3)	Includes the Class A Subordinate Voting Shares and Class B Shares owned directly or indirectly by David Martin and Nancy Knowlton.
(4)

Includes the Class A Subordinate Voting Shares and Class B Shares beneficially owned by entities related to and funds advised or managed by Apax Partners. Mr. Nathoo is a partner at Apax Partners but disclaims beneficial ownership of the Class B Shares.

(5)

Includes the Class B Shares owned by Intel Corporation. Mr. Sodhani is the Executive Vice President of Intel Corporation and has shared voting and investment authority over these shares. However, Mr. Sodhani disclaims beneficial ownership of the Class B Shares except of his pecuniary interest arising therein.

(6)	Includes the directors and officers of SMART Technologies Inc. and SMART Technologies ULC.

Additional Disclosure for Directors and Officers

No director or executive officer of the Company is, as at June 22, 2012 or has been within the 10 years prior to June 22, 2012, a director, chief executive officer or chief financial officer of any company (including SMART), that

•	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the directors, executive officers or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company,

•

is, at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including SMART) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•

has, within the 10 years before this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

To the knowledge of the Company, no director or executive officer of the Company has an existing or potential conflict of interest with the Company or any of its subsidiaries.

Legal Proceedings and Regulatory Actions

Securities Class Actions

Since December 2010, several putative class action complaints against the Company and other parties have been filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. The New York actions were subsequently dismissed voluntarily. Pursuant to the provisions governing class action litigation as set out in the Private Securities Litigation Reform Act of 1995, in June 2011, the U.S. District Court for the Northern District of Illinois appointed, as Lead Plaintiff, the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust. In October 2011, the Court granted the defendants’ motion to transfer the case to the U.S. District Court for the Southern District of New York where it is now pending. A consolidated amended class action complaint was filed in November 2011. A motion to dismiss the case was filed by the defendants in the New York court on January 6, 2012 and, on April 3, 2012, the Court granted in part and denied in part the motion. A Second Amended Complaint was filed on April 23, 2012 and the Company filed a motion to dismiss the amended claims on May 11, 2012. That motion is pending in the New York court.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO. A second class proceeding was subsequently initiated by the same law firm with an Ontario-based plaintiff. Originally, the plaintiffs indicated that they would consolidate the two actions; however, they have now applied to stay the first and will be proceeding only with the second action. The hearing to determine whether the matter will be certified to proceed as a class action is scheduled for December 2012.

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares. The Company is of the view that this proceeding is not materially different than the aforementioned matter being heard in the Southern District of New York. In October 2011, the defendants removed the case to the U.S. District Court for the Northern District of California. Thereafter, the defendants filed a motion to transfer the case to the U.S. District Court for the Southern District of New York, and the plaintiffs filed a motion to remand the case to California state court. Both motions are pending.

All of the claims in Canada and the United States are essentially based on the allegation that the Company misrepresented or omitted to fully disclose demand for its products.

The foregoing litigation proceedings are in their early stages. As a result, the Company is not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against the Company with such proceedings (or any related proceedings).

Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, the Company may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by the Company and each director and officer on or about the time of their appointment to their respective office.

Other Litigation

In addition to the putative class action complaints described above under “Securities Class Actions,” the Company is involved in various other claims and litigation arising in the normal course of business. While the outcome of these other matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of such other claims and litigation, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

Interest of Management and Others in Material Transactions

Since April 1, 2009, we have entered into the following transactions and agreements with our principal shareholders, our executive officers and our directors.

2010 Reorganization

The 2010 Reorganization was completed immediately prior to the IPO on July 20, 2010. The 2010 Reorganization is described under “2010 Corporate Reorganization.”

Construction Loan from IFF

In order to finance a portion of the costs associated with the construction of our headquarters in 2008, one of our subsidiaries entered into a loan and indemnity agreement (the “Loan and Indemnity Agreement”) with IFF and our co-founders David Martin and Nancy Knowlton. The Loan and Indemnity Agreement provided for a loan to our subsidiary that bore interest at a variable rate of 200 basis points above the prime rate of interest published by the Bank of Canada. In September 2010, the construction loan pursuant to the Loan and Indemnity Agreement was repaid in full.

Registration Rights

In connection with the investment in our company by Apax Partners in 2007, we entered into a registration rights agreement with Intel Corporation, Apax Partners and IFF, which was amended and restated in connection with the IPO. Those holders of our outstanding Class B Shares will be entitled under the amended and restated registration rights agreement to certain rights with respect to the registration under the securities laws of the United States and/or the securities laws of the provinces and territories of Canada of the Class A Subordinate Voting Shares owned beneficially by them or into which their Class B Shares are convertible, which are referred to as “registrable securities” in the registration rights agreement, as follows.

Underwritten Demand Registration Rights

Each of Intel Corporation, Apax Partners and IFF may request that we register for an underwritten offering no less than $50 million of registrable securities, referred to as “underwritten demands”. Upon their request, we must, subject to some restrictions and limitations, prepare and file a registration statement in the United States and/or Canadian prospectus within the time periods specified in the registration rights agreement and use commercially reasonable efforts to cause that registration statement or Canadian prospectus covering the sale of the number of shares of registrable securities that are subject to the request to become effective or cleared by the applicable Canadian Securities Commissions. The underwriters of an underwritten offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Shelf Registration Rights

Commencing on or about July 14, 2011, each of Apax Partners, Intel Corporation and IFF, may request that we file a shelf registration statement and/or Canadian shelf prospectus covering the resale of no less than $50 million of registrable securities. Upon their request, we must, subject to some restrictions and limitations, prepare and file a shelf registration statement in the United States and/or Canadian shelf prospectus within the time periods specified in the registration rights agreement and use commercially reasonable efforts to cause that shelf registration statement or Canadian shelf prospectus covering the sale of the number of shares of registrable securities that are subject to the request to become effective or cleared by the applicable Canadian and U.S. regulations.

Each of Apax Partners, Intel Corporation and IFF are entitled to request that we effect underwritten offerings pursuant to such shelf registration statement or Canadian shelf prospectus, referred to as “underwritten takedowns.” Each of Intel Corporation, Apax Partners and IFF is entitled to request no more than a total of three underwritten demands or underwritten takedowns. The underwriters of an underwritten offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Piggyback Registration Rights

Subject to certain exceptions, if we propose to register any of our Class A Subordinate Voting Shares or equity securities convertible into or exchangeable for our Class A Subordinate Voting Shares under the applicable U.S. securities or the applicable securities laws of any province of Canada, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the underwriters of such offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Securityholders Agreement

In connection with the IPO, we and the holders of our Class B Shares, Apax Partners, Intel Corporation and IFF entered into a securityholders agreement which provides that such holders will, until the termination of the securityholders agreement, vote their Class B Shares so as to ensure that our Board of Directors consist of a total of seven directors, with two directors nominated by IFF and one director nominated by each of Apax Partners and Intel Corporation. The securityholders agreement also prohibits any amendment of our articles of incorporation or by-laws without the unanimous consent of the holders of our Class B Shares.

Director and Officer Indemnification

Our bylaws contain provisions for the indemnification of our directors and officers. Additionally we have entered into indemnity agreements with all our directors and executive officers. We have also entered into indemnity agreements with certain officers and key employees of our main operating subsidiary, SMART Technologies ULC, and other affiliated companies.

Employment Agreements

We have entered into employment agreements with our executive officers.

Participant Equity Loan Plan

Each of our executive officers purchased shares pursuant to our Participant Equity Loan Plan, under which the Company had loaned funds for the purpose of allowing them to purchase common shares of the Company. These loans were repaid in full prior to the IPO.

Amended and Restated Equity Incentive Plan

Each of our executive officers has been granted stock options, restricted share units and performance share units pursuant to the Amended and Restated Equity Incentive Plan. Independent directors of the Company have also been granted deferred share units, and in the case of Messrs Mueller and Hagerty, stock options were granted at the time of the IPO.

Procedures for Related Party Transactions

We have a Related Persons Transactions Policy that governs transactions between us and certain related parties, including our executive officers and directors.

Transfer Agents and Registrars

The Company’s transfer agent and registrar in Canada is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta. The Company’s transfer agent and registrar in the United States is Computershare Trust Company N.A., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Material Contracts

Other than as already disclosed on SEDAR, the Company has not entered into any material contracts, on or after January  1, 2002, that are required to be filed pursuant to NI 51-102 of the Canadian Securities Administrators.

Interests of Experts

KPMG LLP (“KPMG”) are the external auditors who prepared the Independent Auditors’ Reports to the Shareholders and Board of Directors in respect of the annual consolidated financial statements of the Company for the year ended March 31, 2012.

As of March 31, 2012, KPMG have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulation thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Audit Committee

Audit Committee Charter

The Charter for the Company’s Audit Committee is attached as Appendix A to this AIF.

Composition of the Audit Committee

As of March 31, 2012, members of the Audit Committee were Michael J. Mueller (Chair), Robert C. Hagerty and David B. Sutcliffe. Salim Nathoo was a member of the Audit Committee from April 1 to June 22, 2011 whereupon he ceased to be a member of the Audit Committee when David B. Sutcliffe was appointed to the Board of Directors and the Audit Committee on June 22, 2011. Each current member of the Audit Committee is financially literate.

Under the rules of the NASDAQ and of the Canadian provincial securities regulators, all the members of our audit committee were required to be independent directors by the first anniversary of the date of our IPO that was completed on July 20, 2010. As of and from June 22, 2011, all the members of our Audit Committee were independent directors.

Relevant Education and Experience of Members of the Audit Committee

Michael J. Mueller

Mr. Mueller has been a director of the Company since July 2010. Mr. Mueller retired from the audit firm PwC in 2007 as the Global Leader of PwC’s Private Company Services/Middle Market Practice. From his appointment as Partner in 1979 through 2007, Mr. Mueller served PwC in various other capacities, including Managing Partner, National Managing Partner and a member of PwC’s Global Markets Council, Global Advisory Leadership Team and Global Audit Leadership Team. He currently serves on the Board of Directors of Hydro One Inc., an electricity transmission and distribution company in Ontario, Canada. Mr. Mueller is a Chartered Accountant and a Chartered Business Valuator.

Robert C. Hagerty

Mr. Hagerty has been a director of the Company since July 2010. He is currently the CEO and a Director of iControl, Inc. and serves on the Board of Directors of Plantronics, Inc. and Eye IO, LLC. He had been Advisor to Polycom, Inc. from May 2010 to May 2011. Mr. Hagerty served Polycom in various executive capacities from 1997 through 2010, including as Director and President from January 1997; Director, CEO and President from July 1998; and Chairman, Director, CEO and President from March 2000 to May 2010. Prior to joining Polycom, Mr. Hagerty served as President of Stylus Assets, Ltd. He has also held several key executive management positions with Logitech, Inc., Conner Peripherals Inc., Signal Corporation and Digital Equipment Corporation. Mr. Hagerty holds a BS in operations research and industrial engineering from the University of Massachusetts and an MA in management from St. Mary’s College of California.

David B. Sutcliffe

Mr. Sutcliffe was appointed to the Board of Directors and the Audit Committee on June 22, 2011. He is currently a Corporate Director, previously serving as CEO of Sierra Wireless, Inc. from May 1995 through October 2005. He has over 25 years of experience in the high-technology industry, including assignments as President and CEO of Xillix Technologies Corp., Vice-President and Business Unit Manager with Motorola Inc.’s Mobile Data Division and as Vice President and Business Unit Manager with Sydney Development Corporation. Mr. Sutcliffe holds the ICD.D certification from the Institute of Corporate Directors.

Salim Nathoo

Mr. Nathoo has been a director of the Company since August 2007, following Apax Partners’ investment in the Company. Mr. Nathoo is a Partner and global co-head of Apax Partners’ technology and telecom team. He joined Apax Partners in 1999. From 1995 to 1999, Mr. Nathoo was with McKinsey & Company, an international management consulting firm, in various capacities. He currently also serves on the Board of Directors of iGATE Patni, a NASDAQ listed IT services company. Mr. Nathoo holds an MBA from INSEAD and an MA in

Mathematics from the University of Cambridge. Mr. Nathoo ceased to be a member of the Audit Committee on June 22, 2011.

Pre-Approval Policies and Procedures

The Audit Committee has the sole authority to pre-approve all audit and permitted non-audit services provided by the independent auditor. In addition, we have adopted an audit and non-audit services pre-approval policy which sets forth the procedures and conditions pursuant to which services proposed to be performed by our independent auditor must be pre-approved. The policy provides that before our independent auditor may be engaged to render a service, the proposed services may be either pre- approved without consideration of specific case-by-case services by the audit committee; or require specific pre-approval of the committee. For both types of pre-approval, the audit committee considers whether such services are consistent with the SEC’s, the Canadian securities regulators’ and the Public Company Accounting Oversight Board’s rules on auditor independence. The Audit Committee also considers whether the independent auditor is best positioned to provide the most effective and efficient service, for reasons such as its understanding and knowledge of our business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance our ability to manage or control risk or improve audit quality.

The Audit Committee annually reviews and pre-approves the services that may be provided by the independent auditor pursuant to the audit and non-audit services pre-approval policy. The Audit Committee may add to or delete from the list of pre-approved services from time to time, based on subsequent determinations.

Independent Auditor Service Fees

The aggregate fees billed by KPMG, the Company’s independent external auditor, for the fiscal years ended March 31, 2012 and 2011 for professional services rendered by KPMG were $1,023,000 and $1,742,000, respectively, as detailed below.

	Year ended March 31,
	2012	2011
	(in thousands)
Audit fees	$712	$921
Tax fees	311	821

Total	$1,023	$1,742

Audit Fees

The audit fees described above were billed for professional services rendered by KPMG for the audit of the Company’s annual financial statements and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

There were no fees billed by KPMG during the fiscal years ended March 31, 2012 and 2011 for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not reported as “audit fees” above.

Tax Services

The tax services described above were billed for professional services rendered by KPMG for tax compliance and tax planning advice. The tax services provided by KPMG for fiscal year ended March 31, 2011 also included tax advisory services with respect to the IPO, the acquisition of Next Holdings Limited and transfer pricing.

All Other Fees

Other than as described above, there were no other fees billed by KPMG during the fiscal years ended March 31, 2012 and 2011.

Audit Committee Pre-Approval

All services provided by KPMG during the fiscal years ended March 31, 2012 and 2011 were pre-approved by the audit committee.

Additional Information

Additional information related to the Company can be found on SEDAR at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on our external website at www.smarttech.com. Additional financial information is provided in the Company’s audited consolidated financial statements and the Company’s MD&A for the year ended March 31, 2012, which can be found at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness to the Company, principal holders of the securities of the Company and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular dated June 22, 2012, which can be found at www.sedar.com.

© 2012 SMART Technologies. All rights reserved. SMART Board, DViT, LightRaise, SMART Notebook, Freestorm, SMART Meeting Pro, SMART Ink, Bridgit, SMART Podium, SMART Slate, SMART Response, SMART Table, SMART Exchange, SMART GoWire, SMART Document Camera, SMART Audio, SMART Notebook Express, SMART Sync, SMART Ideas, smarttech and the SMART logo are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries. Microsoft is either a registered trademark or a trademark of Microsoft Corporation in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

APPENDIX A

AUDIT COMMITTEE CHARTER

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of SMART Technologies Inc. (the “Company”). Its primary function is to oversee the accounting, treasury, financial reporting and risk management processes, and the reviews and audits of the financial statements of the Company.

The Committee will assist the Board in fulfilling the Board’s oversight responsibilities by monitoring, among other things:

(a)	the quality and integrity of the financial statements and related disclosure of the Company;

(b)	the Company’s financial reporting process, system of internal controls, accounting practices and audit process;

(c)

compliance by the Company with legal and regulatory requirements that could have a material effect upon the financial position of the Company and that are not subject to the oversight of another committee of the Board;

(d)	management identification of principal risks in the business and processes to manage these risks;

(e)	the independent auditor’s qualifications and independence; and

(f)	the performance of the Company’s independent auditor.

The Committee will provide an avenue of communication among the auditors, management and the Board.

1.	Reporting

The Committee will report to the Board.

2.	Composition of Committee

The Committee will consist of not less than three and not more than five directors, as the Board may determine. All Committee members must qualify as independent directors (i) pursuant to National Instrument 52-110 Audit Committees (as implemented by the Canadian Securities Administrators and as amended from time to time) (“NI 52-110”), subject to transitional rules for new reporting issuers, (ii) pursuant to the listing standards of The Nasdaq Stock Market (the “NASDAQ”), and (iii) otherwise satisfy the applicable requirements for audit committee service imposed by the Securities Exchange Act of 1934, as amended (together with the rules promulgated thereunder, the “Exchange Act”) or the NASDAQ, provided that the Board may elect to take advantage of any exception from such requirements provided in the NASDAQ rules.

All members of the Committee must be financially literate, as defined in NI 52-110. At least one member must have accounting or related financial managerial expertise and, in particular, must have (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other comparable experience.

Committee members may not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that this simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and any required public disclosure is made.

3.	Appointment of Committee Members

Members of the Committee will be appointed by the Board on the recommendation of the Corporate Governance and Nominating Committee. Any Committee member may be removed or replaced at any time by the Board and will, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board.

4.	Vacancies

The Board may fill vacancies in the Committee. Whenever a vacancy exists on the Committee, the remaining members may exercise all of its powers, so long as a quorum of members remains in office.

5.	Tenure

The Board will appoint members of the Committee annually following the Company’s annual general meeting. Each member of the Committee will hold office until retirement as a member, or until his or her term as a member of the Board is terminated.

6.	Chair

The Board will, on the recommendation of the Corporate Governance and Nominating Committee, designate one of the Committee members as chair of the Committee (the “Chair”).

If the Chair is unavailable to attend a meeting of the Committee, the Committee may elect, by a vote of a majority of members of the Committee present at the meeting, one of its members present at the meeting to preside over the meeting.

The Chair will have the responsibilities set forth in the “Committee Chair” section of the “Chair of the Board of Directors and Committee Chair General Guidelines” charter. The Chair will not have a casting vote.

7.	Secretary

The Committee will appoint a Secretary, who need not be a member of the Committee or a director of the Company. The Secretary will keep minutes of meetings of the Committee.

8.	Committee Meetings

The Committee will meet at least quarterly at the call of the Chair at times and places to be determined by the Committee. The Chair may call additional meetings as required. Meetings may also be called by the Executive Chair, the Chief Executive Officer (“CEO”) or any member of the Committee.

Committee meetings may be held in person, by videoconference, by means of telephone or by any combination of the foregoing. The Committee will convene in camera sessions on a regular basis.

9.	Notice of Meeting

Notice of the time and place of each meeting may be given orally, in writing, by facsimile or by other electronic communication to each member of the Committee at least 48 hours prior to the time fixed for the meeting.

A member may in any manner waive notice of a meeting. Attendance of a member at a meeting will constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the basis that the meeting was not lawfully called.

10.	Agenda

The Chair will establish the agenda of meetings and, where possible, circulate materials sufficiently in advance to provide adequate time for review prior to the meeting.

11.	Quorum

A majority of the Committee members, present in person, by video conference, by telephone or by a combination of these means will constitute a quorum.

The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all members of the Committee entitled to vote on that resolution at a meeting of the Committee.

12.	Attendance at Meetings

The Lead Director may attend any Committee meeting as a non-voting participant.

The Committee may, by invitation, permit others to attend any meeting.

The Committee may request the presence of specified members of management at a meeting and in this case, the management member will attend, if reasonably practical.

13.	Minutes

The Committee will ensure that minutes of its proceedings are kept on a regular basis. The Committee will ensure that the full Board is kept informed of the Committee’s activities by reports provided in a timely fashion after each Committee meeting.

Specific Responsibilities

14.	Oversight in Respect of Financial Disclosure and Accounting Practices

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will

(a)

meet with management and the independent auditor to review and discuss, and to recommend to the Board for approval prior to public disclosure, the audited annual financial statements and unaudited quarterly financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations, and the quarterly interim reports;

(b)	review, discuss with management and the independent auditor, and recommend to the Board for approval prior to public disclosure

(i)	the annual information form;

(ii)	the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant information within the Committee’s mandate;

(iii)	all financial statements included in prospectuses or other offering documents;

(iv)	all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus; and

(v)	any significant financial information respecting the Company contained in a material change report.

(c)	review, discuss with management and the independent auditor, and approve prior to public disclosure

(i)	any unaudited interim financial statements, other than quarterly statements; and

(ii)

any audited financial statements, other than annual statements, required to be prepared regarding the Company or its subsidiaries or benefit plans if required to be made publicly available or filed with a regulatory agency.

(d)	review and discuss with management and the independent auditor and recommend to the Board prior to public disclosure

(i)

each press release that contains significant financial information respecting the Company or contains estimates or information regarding the Company’s future financial performance or prospects (such as annual and interim earnings press releases);

(ii)	the type and presentation of information to be included in such press releases (in particular, the use of “pro forma” or “adjusted” non-GAAP information); and

(iii)	financial information and any earnings guidance proposed to be provided to analysts and rating agencies.

(e)	receive and review reports from the Company’s Disclosure Committee;

(f)

review with management and the independent auditor major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;

(g)

based on its review with management and the independent auditor, satisfy itself as to the adequacy of the Company’s procedures that are in place for the review of the Company’s public disclosure of financial information that is extracted or derived from the Company’s financial statements, and periodically assess the adequacy of those procedures;

(h)

review with management and the independent auditor (including those of the following that are contained in any report of the independent auditor): (1) any analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (2) all critical accounting policies and practices to be used by the Company in preparing its financial statements; (3) all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the treatment preferred by the independent auditor; and (4) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

(i)	review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures and transactions on the Company’s financial statements;

(j)	review the plans of management or the independent auditor regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(k)

review with management, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements;

(l)

review disclosures by the Company’s CEO and Chief Financial Officer during their certification processes about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls;

(m)

discuss with management the Company’s material financial risk exposures and the steps management has taken to monitor and control these exposures, including the Company’s financial risk assessment and financial risk management policies;

(n)	meet separately, periodically, with management to discuss matters within the Committee’s purview; and

(o)

report regularly to the Board, both with respect to the activities of the Committee generally and with respect to any issues that arise regarding the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, or the performance and independence of the independent auditor.

15.	Oversight in Respect of the Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian and U.S. regulatory requirements, the Committee will be directly responsible for recommending to the shareholders the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Company. The Committee will also be directly responsible for the approval of the fees to be paid to the independent auditor for audit services, and for pre-approval of the retention of the independent auditor for any permitted non-audit service. The Committee will also be directly responsible for the retention, termination, compensation and oversight of the services of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The independent auditor will report directly to the Committee.

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will

(a)

review at least annually the independence of the independent auditor, including the independent auditor’s formal written statement of independence delineating all relationships between itself and the Company that may reasonably be thought to bear on the independence of the independent auditor with respect to the Company, including the matters set forth in Independence Standards Board Standard No. 1, review any reported relationships or services that may impact the objectivity and independence of the independent auditor, take appropriate action to oversee the independence of the independent auditor, and consider applicable auditor independence standards;

(b)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;

(c)

review at least annually the independent auditor’s written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with these issues;

(d)	review and evaluate the experience, qualifications and performance of the senior members of the audit team of the independent auditor;

(e)

evaluate at least annually the performance of the independent auditor, including the lead partner, taking into account the opinions of management, and report to the Board on its conclusions regarding the independent auditor and its recommendation for appointment of the independent auditor for the purpose of preparing or issuing any report or performing other audit, review or attest services for the Company;

(f)	meet with the independent auditor prior to the annual audit to review the planning, staffing and timing of the audit;

(g)	review with the independent auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

(h)	periodically meet separately with the independent auditor to review any problems or difficulties that the independent auditor may have encountered and management’s response, specifically

(i)

any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

(ii)	any changes required in the planned scope of the audit; and

(iii)	report to the Board on such meetings.

(i)	when applicable, review the annual post-audit or management letter from the independent auditor and management’s response and follow-up in respect of any identified weakness;

(j)

inquire regularly of management and the independent auditor whether there have been any significant issues between them regarding financial reporting or other matters and how they have been resolved, and intervene in the resolution if required;

(k)	receive and review annually the independent auditor’s report on management’s evaluation of internal controls and procedures for financial reporting;

(l)

review and approve the Company’s hiring policies regarding partners and employees and former partners and employees of the present and former independent auditor (as more particularly described in the attached Exhibit A, as the same may be amended by the Committee from time to time), including those policies that may have a material impact on the financial statements, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor who was a member of the Company’s audit team during the preceding three fiscal years and, in addition, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor (within the preceding three fiscal years) for senior positions within the Company, regardless whether that person was a member of the Company’s audit team; and

(m)	obtain assurance from the independent auditor that the audit was conducted in a manner consistent with Section 10A of the Exchange Act.

16.	Oversight in Respect of Risk Management

The Committee will develop guidelines and policies to govern the process by which the Company undertakes risk assessment and risk management, and will

(a)

identify, assess and monitor the risks inherent in the business of the Company and establish and monitor compliance with policies and procedures necessary to address, as much as is reasonably possible, those identified risks;

(b)

in conjunction with management, review on an annual basis all aspects of the Company’s risk management program, including insurance coverage, foreign exchange exposures and investments, disaster recovery and business continuity plans;

(c)	review with management the presentation and impact of significant risks and uncertainties associated with the business of the Company;

(d)

review with management and bring to the attention of the auditors any correspondence with regulators or government agencies, employee complaints, or published reports that raises material issues regarding the Company’s financial statements or accounting policies;

(e)

review with management any litigation, claim or other contingency, including tax assessments, which could have a material effect upon the financial position of operating results, and the manner in which these matters have been disclosed in the financial statements;

(f)

discuss with management, at least annually, the guidelines and policies utilized by management with respect to financial risk assessment and management, and the major financial risk exposures and the procedures to monitor and control such exposures in order to assist the Committee to assess the completeness, adequacy and appropriateness of financial risk disclosure in management’s discussion and analysis of financial condition and results of operations and in the Company’s annual and quarterly financial statements; and

(g)

oversee the investigation of alleged fraud, illegal acts and conflicts of interest, subject to a determination by the Board that any investigation should be conducted by the Board or another committee.

17.	Oversight in Respect of Audit and Non-Audit Services

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will

(a)	monitor compliance with the Company’s Audit and Non-Audit Services Pre-Approval Policy;

(b)	adopt and periodically consider necessary amendments to the Company’s Audit and Non-Audit Services Pre-Approval Policy;

(c)

have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services to be provided to the Company by the independent auditor, subject to any exceptions provided in the Exchange Act;

(d)

if the Committee so chooses, delegate to one or more designated members of the Committee the authority to grant such pre-approvals, provided that the decision of any member to whom authority is delegated to pre-approve a service must be presented to the Committee at its next scheduled meeting.

18.	Oversight in Respect of Other Items

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will

(a)	monitor compliance with the Company’s Policy Regarding Transactions with Related Persons;

(b)	adopt and periodically consider necessary amendments to the Company’s Policy Regarding Transactions with Related Persons;

(c)

be responsible for the review of all related-party transactions, as such term is defined by the rules of the NASDAQ and the Securities and Exchange Commission and other matters including conflicts of interest;

(d)	to the extent appropriate, ensure that appropriate processes are in place for approval of the expenses of the Executive Chair and the CEO; and

(e)	review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

19.	Oversight in Respect of Legal and Regulatory Compliance

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, will

(a)

review with the General Counsel the Company’s compliance policies, legal matters, and any reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Company and that are not subject to the oversight of another committee of the Board;

(b)

administer the Company’s Whistleblower Policy for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, disclosure controls or auditing matters and any violation of the Company’s Code of Conduct and Code of Ethics for CEO and Senior Financial Officers and the confidential, anonymous submission of concerns by employees of the Company regarding any of these matters;

(c)	develop, maintain, monitor and update as may be required the Code of Conduct and Code of Ethics for CEO and Senior Financial Officers;

(d)	periodically review the Company’s disclosure policy.

20.	Limitations on Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, to guarantee the quality of the Company’s accounting practices or to determine that the Company’s financial statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management and the independent auditor. To the extent that procedures included in this Charter go beyond what is required of an Audit Committee by existing law and regulation, such procedures are meant to serve as guidelines rather than inflexible rules and the Committee may adopt such different or additional procedures as it deems necessary from time to time. The Committee, its Chair and any of its members who have accounting or related financial management experience or expertise are members of the Board of the Company appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Company, and are specifically not accountable nor responsible for the day-to-day operation or performance of these activities. A member having accounting or related financial management experience or expertise, or being designated as an “audit committee financial expert,” is not to have imposed upon him or her a higher degree of individual responsibility or obligation than that imposed on other directors generally.

21.	Funding for Audit and Oversight Functions

The Committee has the sole authority to determine (subject to Board confirmation as required), and to require the Company to fund, (a) appropriate compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services; (b) appropriate compensation to independent counsel and other advisors engaged by the Committee as it deems necessary to carry out the Committee’s duties; and (c) administrative expenses necessary or appropriate to carrying out the Committee’s duties.

22.	Committee Evaluation

The Committee’s performance will be evaluated regularly, in accordance with a process developed by the Corporate Governance and Nominating Committee and approved by the Board, and the results of that evaluation will be reported to the Corporate Governance and Nominating Committee and to the Board.

23.	Review of Committee’s Charter

The Committee will assess the adequacy of this charter on an annual basis and recommend changes as appropriate to the Corporate Governance and Nominating Committee.

24.	Miscellaneous

The Committee will have full access to management and to records of the Company as reasonably required to discharge its responsibilities.

The Committee may engage outside resources and advisors at the expense of the Company if deemed advisable.

The Committee, upon approval by a majority of its members and to the extent permissible under applicable law, may delegate its duties and responsibilities to subcommittees comprised of one or more members.

The Committee may, to preserve required or desirable confidentiality or privacy concerns, limit disclosure of its proceedings or decisions as reasonably required and appropriate.

EXHIBIT A

Hiring Policies regarding Partners and Employees of the Independent Auditor and Certain of Their Family Members

The Committee has approved the following policy for the hiring of current partners and employees or former partners and employees of the Company’s independent auditor or certain of their family members.

1.	The Company shall not hire a current partner, principal, shareholder or professional employee of the independent auditor to serve as a member of its Board of Directors.

2.	The Company shall not hire the spouse, spousal equivalent, parent, dependent, nondependent child or sibling of a covered person in an accounting role or financial reporting oversight role.

3.

The Company shall not hire a former partner, principal, shareholder or professional employee of the independent auditor in an accounting role or a financial reporting oversight role, unless the individual

•	does not influence the independent auditor’s operations or financial policies;

•	has no capital balances in the independent auditor; and

•	has no financial arrangement with the independent auditor (other than retirement benefits permitted by Rule 2-01(c)(2)(iii)(A)(3) of SEC Regulation S-X).

4.

The Company shall not hire a former partner, principal, shareholder or professional employee of the independent auditor for a position with the Company in an accounting role or a financial reporting oversight role if such individual was the lead or concurring partner, or any other member of the audit engagement team who provided more than 10 hours of audit, review or attest services for the Company, unless in each case the employment with the independent auditor terminated at least one year prior to the date that audit procedures commenced for the fiscal period that includes the date of initial employment of the former audit engagement team member.

5.	Certain of the terms used in this policy are defined as follows:

a.	An “accounting role” means a role in which a person is in a position to, or does, exercise more than minimal influence over the contents of the accounting records or anyone who prepares them.

b.

An “audit engagement team” includes all partners and professional employees who participate in an audit, review or attestation engagement of the Company, including audit partners and all persons who consult with others on the audit engagement team during the audit, review or attestation engagement regarding technical or industry-specific issues, transactions or events.

c.

An “audit partner” means a partner or persons in an equivalent position (other than a partner who consults with others on the audit engagement team during the audit, review or attestation engagement regarding technical or industry-specific issues, transactions or events) who is a member of the audit engagement team and who has responsibility for decision making on significant auditing, accounting and reporting matters that affect the financial statements, or who maintains regular contact with management and the Committee and includes the following:

•	the lead or coordinating audit partner having primary responsibility for the audit or review (the “lead partner”);

•

the partner performing a second level of review to provide additional assurance that the financial statements subject to the audit or review are in conformity with generally accepted accounting principles and the audit or review and any associated report are in accordance with generally accepted auditing standards and rules promulgated by the SEC or the Public Company Accounting Oversight Board (the “concurring or reviewing partner”);

•	other audit engagement team partners who provide more than 10 hours of audit, review or attest services in connection with the annual or interim consolidated financial statements; and

•

other audit engagement team partners who serve as the lead partner in connection with any audit or review related to the annual or interim financial statements of the Company’s subsidiary whose assets or revenues constitute 20% or more of the assets or revenues of the Company’s consolidated assets or revenues.

d.	A “covered person” means

i.	The audit engagement team;

ii.	all persons who,

a.	supervise or have direct management responsibility for the audit, including all successively senior levels through the independent auditor’s chief executive;

b.	evaluate the performance or recommend the compensation of the audit engagement partner; or

c.	provide quality control or other oversight of the audit;

iii.

any other partner, principal, shareholder or managerial employee of the independent auditor who has provided 10 or more hours of non-audit services to the Company for the period beginning on the date the audit services are provided and ending on the date the independent auditor signs the report on the financial statements for the fiscal year during which those services are provided, or who expects to provide 10 or more hours of non-audit services to the Company on a recurring basis; and

iv.	any other partner, principal or shareholder from the office of the independent auditor in which the lead audit engagement partner primarily practices in connection with the audit.

e.

A “financial reporting oversight role” means a role in which an individual is in a position to, or does, exercise influence over the contents of the financial statements or anyone who prepares them, such as when the individual is a member of the Board of Directors or similar management or governing body, chief executive officer, president, chief financial officer, chief operating officer, general counsel, chief accounting officer, controller, director of internal audit, director of financial reporting, treasurer or any equivalent position.

Prior to making a decision to hire any current or former employee of the independent auditor, the Committee may take into account any advice by the General Counsel of the Company that a proposed hiring is not barred by independence standards applicable to independent auditors of issuers of securities listed on the Toronto Stock Exchange or the NASDAQ.

The Committee will review annually a report to be provided by the Chief Financial Officer of the Company of any hiring during the preceding fiscal year of partners and employees of the Company’s independent auditor, including the identity and position within the Company of any person hired.